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Exhibit 21.1

BEST BUY CO., INC.
SUBIDIARIES OF THE REGISTRANT

State of Formation
BBC Property Co.	Minnesota
BBC Investment Co.	Nevada
Best Buy Concepts, Inc.	Nevada
Best Buy Stores, L.P.	Delaware
Best Buy Online, Inc.	Minnesota
BestBuy.com, Inc.	Delaware

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BEST BUY CO., INC. SUBIDIARIES OF THE REGISTRANT